================================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549
                                 ---------------

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               For September 18, 2006

                         COMMISSION FILE NUMBER 5-59311

                                 ---------------

                            DIALOG SEMICONDUCTOR PLC
                 (Translation of registrant's name into English)
                                 ---------------

                                 Neue Strasse 95
                     D-73230 Kirchheim/Teck-Nabern, Germany
                     (Address of principal executive office)

                                 ---------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]      Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes [ ]             No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes [ ]             No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                               Yes [ ]             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__


================================================================================

 Dialog Semiconductor Plc.: Restructuring of Product Test Operations

    KIRCHHEIM/TECK, Germany--(BUSINESS WIRE)--Sept. 18, 2006--Dialog Semiconductor Plc. (NASDAQ: DLGS, FWB: DLG) announces the transfer of its final stage production test operations from Kirchheim/Teck-Nabern, Germany to manufacturing test service providers in Asia.
    Dialog is investing significant resources in repositioning the company for growth and profitability in 2007 and beyond. Whilst maintaining the key core competences the repositioning is focused on three initiatives - refocusing the product and sales strategies on more profitable growth sectors, strengthening the board and management teams and providing a cost platform for improved margin performance. Thus, the decision to transfer Dialog Semiconductor's 'Wafer Test', 'Final Test' and 'Tape & Reel' divisions to dedicated outsourced assembly and test organisations in Asia constitutes one step in improving the operational efficiency of the business.
    This transfer will be executed in three phases between October 2006 and March 2007 and is estimated to result in annual cost savings of EUR 3.0m. This action will also obviate the need for the company to invest heavily in capital expenditure for test equipment over the next three years.
    Announcing the restructuring Jalal Bagherli, Dialog CEO, commented: "We have not taken this decision lightly, given the contribution made to Dialog by its Nabern workforce over the years. However, the outsourcing of our production test operations to Asia confirms Dialog's true 'fabless' model and puts Dialog in a stronger competitive position to exploit the emerging product opportunities in our chosen sectors. The transfer will cut our unit testing costs and reduce our production cycle times as well as increasing our ability to respond to the rapid changes in our customers' demands."
    A total restructuring charge is estimated at EUR 4.4m, of which only EUR 1.2m has a cash impact resulting from the severance compensation packages and outplacement services provided to the 33 employees who will be made redundant. The remaining EUR 3.2m has no cash impact as it relates to the write down of manufacturing and test assets associated with the change.
    As foreseen in the Q2 2006 announcement the adverse trading conditions are persisting through Q3 2006. Consequently, revenues for this quarter are expected to be close to EUR 15m.
    The company remains debt free and has healthy cash balances. It continues to invest in product and market development whilst recent design successes and product launches maintain our confidence in a return to growth in 2007.

    Information about Dialog Semiconductor

    Dialog Semiconductor develops and supplies power management, audio and display driver technology, targeting the wireless, automotive and industrial markets. The company's expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with operating facilities in the UK, the USA, Austria, Japan and Taiwan. The company is listed on the Frankfurt (FWB: DLG) and NASDAQ (DLGS) stock exchanges.

Contact
Dialog Semiconductor
Neue Strabe 95, D-73230 Kirchheim/Teck - Nabern, Germany
Telephone +49-7021-805-412
Fax  +49-7021-805-200
E-mail  dialog@fd.com
Internet  www.dialog-semiconductor.com

James Melville-Ross
Financial Dynamics
Telephone  +44 207 831 3113

Language:     English
Issuer:       Dialog Semiconductor Plc.
              Neue Strasse 95
              73230 Kirchheim/Teck-Nabern Deutschland
Phone:        +49 7021 805-0
Fax:          +49 7021 805-100
E-mail:       martin.kloeble@diasemi.com
WWW:          www.diasemi.com
ISIN:         GB0059822006
WKN:          927200
Indices:      MIDCAP, PRIMEALL, TECHALLSHARE
Listed:       Geregelter Markt in Frankfurt (Prime Standard);
              Freiverkehr in Berlin-Bremen, Dusseldorf, Stuttgart,
              Munchen, Hamburg; Foreign Exchange(s) Nasdaq

    CONTACT: Dialog Semiconductor Plc.
             Birgit Hummel, +49 7021-805 412
             birgit.hummel@diasemi.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      DIALOG SEMICONDUCTOR PLC



Date  September 18, 2006                              By /s/ Jalal  Bagherli
      ------------------                                 -------------------
                                                      Dr. Jalal Bagherli
                                                      Executive Director and CEO